December 16, 2024

Morgan Frank
Chief Executive Officer
Sanuwave Health, Inc.
11495 Valley View Road
Eden Prairie, Minnesota 55344

       Re: Sanuwave Health, Inc.
           Registration Statement on Form S-1
           Filed December 3, 2024
           File No. 333-283576
Dear Morgan Frank:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ben Stacke